cm

SEC Mail Processing Section

FEB 27 2012

Washington DC

SEC[...] 12010082 [...]ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First State Financial Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 East Columbia
(No. and Street)

Farmington	MO	63640
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sue Evans (573) 756-8971
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

13023 Tesson Ferry Road, Suite 201	St. Louis	MO	63128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MG 3/6

OATH OR AFFIRMATION

I, Susan M. Evans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First State Financial Management, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature: Sheena Davis]
Notary Public

SHEENA DAVIS
NOTARY PUBLIC-NOTARY SEAL
STATE OF MISSOURI
COUNTY OF ST. FRANCOIS
COMMISSION # 10920784
My Commission Expires: January 12, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST STATE
FINANCIAL MANAGEMENT, INC.

Financial Statements

Year Ended December 31, 2011

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION WITH INDEPENDENT AUDITORS' REPORT

FIRST STATE FINANCIAL MANAGEMENT, INC.

Year Ended December 31, 2011

FIRST STATE FINANCIAL MANAGEMENT, INC.

Table of Contents

December 31, 2011

* All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Accordingly, First State Financial Management, Inc. qualifies for the exemptive provision of Rule 15c3-3.

** None, as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

13023 Tesson Ferry Road, Suite 201
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Report

The Board of Directors
First State Financial Management, Inc.:

We have audited the accompanying statement of financial condition of First State Financial Management, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First State Financial Management, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
January 20, 2012

FIRST STATE FINANCIAL MANAGEMENT, INC.

Statement of Financial Condition

December 31, 2011

ASSETS

Cash	$	84,529
Money market fund with clearing organization		180,474
Notes receivable – officer and employee (note 4)		66,000
Commissions receivable		67,865
Premises and equipment, net (note 2)		240,743
Goodwill		1,532,096
Other assets		33,147
Total assets	$	2,204,854

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$	88,443
Deferred income taxes payable (note 3)		19,193
Total liabilities		107,636
Commitments and contingencies (note 6)		
Stockholder's equity (note 5):		
Common stock, $1 par value; 250,000 shares authorized, 100,000 shares issued and outstanding		100,000
Additional paid-in capital		315,000
Retained earnings		1,682,218
Total stockholder's equity		2,097,218
	$	2,204,854

See accompanying notes to financial statements.

FIRST STATE FINANCIAL MANAGEMENT, INC.

Statement of Income

Year ended December 31, 2011

Revenues:	
Commissions	$ 1,085,687
Interest income	31
Other income	2,400
Total revenues	1,088,118
Expenses:	
Employee compensation and benefits (note 7)	701,541
Occupancy and equipment (notes 2 and 4)	69,595
Office supplies and postage	37,418
Subscriptions and services	30,571
Clearing broker charges and expense	25,164
Telecommunications	20,337
Travel and entertainment	13,161
Advertising	11,757
Other expenses	37,514
Total expenses	947,058
Net income before taxes	141,060
Income tax expense (note 3)	54,437
Net income	$ 86,623

See accompanying notes to financial statements.

FIRST STATE FINANCIAL MANAGEMENT, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2011

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2010	$ 100,000	315,000	1,595,595	2,010,595
Net income	–	–	86,623	86,623
Balance at December 31, 2011	$ 100,000	315,000	1,682,218	2,097,218

See accompanying notes to financial statements.

FIRST STATE FINANCIAL MANAGEMENT, INC.

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 86,623
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	22,748
Deferred income tax benefit	(1,122)
Decrease in commissions receivable	4,364
Decrease in accrued expenses	(10,604)
Other, net	(9,670)
Net cash provided by operating activities	92,339
Cash flows from investing activities:	
Advances under notes receivable	(30,000)
Purchases of furniture and equipment	(2,862)
Net cash used in investing activities	(32,862)
Cash flows from financing activities	–
Net increase in cash and cash equivalents	59,477
Cash and cash equivalents at beginning of year	205,526
Cash and cash equivalents at end of year	$ 265,003
Supplemental information – cash paid for federal and state income taxes	$ 98,717

See accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First State Financial Management, Inc. (the Company), a wholly owned subsidiary of First State Bancshares, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated under the laws of Missouri in 1985. The Company operates as a fully disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission income and expenses, as well as related clearing expenses, are recorded on a settlement date basis, which does not differ materially from a trade date basis.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: building and improvements – seven to 39 years; furniture and fixtures – five to ten years; computer equipment – three years.

Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In such situations, recoverability of assets to be held and used would be measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets, using observable market prices.

Goodwill
The excess of the consideration given in the Company's acquisition by First State Bancshares, Inc. over the fair value of the net assets acquired is recorded as goodwill, an intangible asset on the Company's statement of financial condition. Goodwill is the Company's only intangible asset with an indefinite useful life, and the Company is required to test the intangible asset for impairment on an annual basis. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. No impairment write-downs were required in 2011.

Income Taxes
The Company is included in the consolidated federal and state income tax returns of First State Bancshares, Inc. Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. Penalties and interest assessed by income taxing authorities are included in income tax expense in the year assessed, unless such amounts relate to an uncertain tax position. The Company had no uncertain tax positions at December 31, 2011.

The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

The most recent examination of First State Bancshares, Inc.'s consolidated federal income tax returns covered the years ended December 31, 2004, 2003, and 2002. First State Bancshares, Inc. has not had a state income tax examination by the State of Missouri Department of Revenue for several years. The consolidated federal and state income tax returns of First State Bancshares, Inc. are generally subject to examination by the Internal Revenue Service or State of Missouri Department of Revenue for three years after such returns are filed.

Cash and Cash Equivalents
The Company considers the money market fund with its clearing organization to be a cash equivalent.

Subsequent Events
The Company has considered all events occurring subsequent to December 31, 2011 for possible disclosures through January 20, 2012, the date these financial statements were available to be issued.

NOTE 2 – PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 2011 is as follows:

Land	$ 30,213
Building and improvements	375,538
Furniture, fixtures, and equipment	239,472
	645,223
Less accumulated depreciation	404,480
	$ 240,743

Depreciation expense charged to operations for the year ended December 31, 2011 was $22,748.

The Company leases certain premises and equipment from its affiliate, First State Community Bank (as described more fully in note 4 below). Total rent expense incurred for the year ended December 31, 2011 was $35,455.

NOTE 3 – INCOME TAXES

The components of income tax expense (benefit) for the year ended December 31, 2011 are as follows:

Current:	
Federal	$ 47,890
State	7,669
Deferred	(1,122)
	$ 54,437

A reconciliation of expected income tax expense computed by applying the federal statutory rate of 34% to income before applicable income taxes for the year ended December 31, 2011 is as follows:

Expected statutory federal income tax	$ 47,961
State tax, net of related federal benefit	5,062
Other, net	1,414
	$ 54,437

The tax effects of temporary differences which give rise to deferred tax liabilities at December 31, 2011 are presented below:

Premises and equipment	$ 15,439
Prepaid expense	3,754
Total deferred tax liabilities	$ 19,193

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has advanced Susan M. Evans, an officer of the Company, an insurance premium loan under a split-dollar life insurance arrangement. This is a zero-interest loan payable on demand. The officer has executed a collateral assignment agreement that provides that the Company will be reimbursed from the policy value an amount equal to the cumulative premium advances upon the occurrence of specific events. Cumulative advances under this agreement to Ms. Evans totaled $36,000.

In 2011, the Company made a $30,000 loan to an employee. The loan will be forgiven by the Company in installments of $10,000 each on February 1, 2012, 2013, and 2014 if the employee remains employed by the Company through 2014.

The Company occupies space inside certain First State Community Bank locations, another wholly owned subsidiary of First State Bancshares, Inc. Rent is being charged to the Company on these facilities based on a percentage of the commission revenue generated at those facilities. Total rent expense incurred by the Company from First State Community Bank was $31,255 for the year ended December 31, 2011.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $176,822, which was $126,822 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.61 to 1.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Company management is unaware of any legal matters that may have arisen in the normal course of business which could result in any material liability to the Company.

NOTE 7 – EMPLOYEE BENEFITS

The Company participates in a contributory 401(k) profit sharing plan sponsored by First State Bancshares, Inc. with provisions for Company matching contributions. Essentially all employees meeting certain age and service requirements are eligible to participate in the plan. Company matching contributions charged to expense totaled $19,951 in 2011.

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FIRST STATE FINANCIAL MANAGEMENT, INC.

Computation of Net Capital Under Rule
15c3-1 of the Securities and Exchange Commission

December 31, 2011

Net capital:	
Total stockholder's equity	$ 2,097,218
Deductions:	
Nonallowable assets:	
Notes receivable – officer and employee	(66,000)
Commissions receivable	(54,800)
Premises and equipment	(240,743)
Goodwill	(1,532,096)
Other nonallowable assets	(23,147)
Total nonallowable assets	(1,916,786)
Haircuts on money market fund with clearing organization	(3,610)
Net capital	$ 176,822
Aggregate indebtedness:	
Accrued expenses	$ 88,443
Deferred income taxes payable	19,193
Total aggregate indebtedness	$ 107,636
Minimum net capital requirement	$ 50,000
Excess net capital	$ 126,822
Ratio of aggregate indebtedness to net capital	0.61 to 1
Reconciliation with Company's computation of net capital:	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 175,881
Deferred tax benefit not recorded	1,235
Adjustment to commissions receivable	(101)
2011 revenue not recorded	(191)
Adjustment for interest earned not recorded	(2)
Net capital per above	$ 176,822

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON THE INTERNAL CONTROL STRUCTURE

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

13023 Tesson Ferry Road, Suite 201
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Supplementary Report on Internal Control Structure

The Board of Directors
First State Financial Management, Inc.:

In planning and performing our audit of the financial statements of First State Financial Management, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
January 20, 2012

INDEPENDENT ACCOUNTANTS' REPORT ON AGREED-UPON PROCEDURES IN ACCORDANCE WITH RULE 17a-5(e)(4)

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

13023 Tesson Ferry Road, Suite 201
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Accountants' Report

The Board of Directors
First State Financial Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by First State Financial Management, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the Company's internal financial records, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and

5. Noted there was no overpayment computed with the Form SIPC-7 of the assessment originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
January 20, 2012

SIPC-7 (33-REV 7/10)	SECURITIES INVESTOR PROTECTION CORPORATION P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation** For the fiscal year ended December 31, 2011 (Read carefully the instructions in your Working Copy before completing this Form)	**SIPC-7** (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034201 FINRA DEC
FIRST STATE FINANCIAL MANAGEMENT INC 20*20
225 E COLUMBIA ST
FARMINGTON MO 63640-3106

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 61.85
B.	Less payment made with SIPC-6 filed (exclude interest) 7/12/11 Date Paid	(53.59)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	8.26
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 8.26
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 8.26	
H.	Overpayment carried forward $(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First State Financial Management
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 10th day of January, 2011.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01, 2011
and ending 12-31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1088412.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1036208.
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	25064.
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): rent (Deductions in excess of $100,000 require documentation)	2400
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1063672.
2d. SIPC Net Operating Revenues	$ 24740.
2e. General Assessment @ .0025	$ 61.85
	(to page 1, line 2.A.)